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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             _______________________

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 19)*

                             _______________________

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
            CLASS B COMMON STOCK, SERIES 1, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                        CLASS A COMMON STOCK: 895927 10 1
                        CLASS B COMMON STOCK: 895927 30 9
                                 (CUSIP Number)

                                  PETER W. MAY
                           C/O TRIARC COMPANIES, INC.
                                 280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                            TEL. NO.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             _______________________

                                  JULY 23, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 2 of 14
---------------------------------------------         --------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NELSON PELTZ

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                             (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER  (See Item 5)

    NUMBER OF        -----------------------------------------------------------
     SHARES          8      SHARED VOTING POWER (See Item 5)*
BENEFICIALLY OWNED          10,062,200 (Class A Common Stock)
     BY EACH                12,602,036 (Class B Common Stock)
    REPORTING        -----------------------------------------------------------
     PERSON          9      SOLE DISPOSITIVE POWER  (See Item 5)
      WITH                  7,073,091 (Class A Common Stock)
                            9,496,564 (Class B Common Stock)
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER  (See Item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (See Item 5) *
                10,062,200 (Class A Common Stock)
                12,602,036 (Class B Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
                46.3% (Class A Common Stock)
                29.0% (Class B Common Stock)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                IN
--------------------------------------------------------------------------------




----------
* Does not include options that may be exercised by Mr. May within 60 days of the date of this Statement.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 3 of 14
---------------------------------------------         --------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PETER W. MAY
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                             (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER  (See Item 5)

    NUMBER OF        -----------------------------------------------------------
     SHARES          8      SHARED VOTING POWER (See Item 5)*
BENEFICIALLY OWNED          9,440,533 (Class A Common Stock)
     BY EACH                11,358,702 (Class B Common Stock)
    REPORTING        -----------------------------------------------------------
     PERSON          9      SOLE DISPOSITIVE POWER  (See Item 5)
      WITH                  3,865,775 (Class A Common Stock)
                            4,858,804 (Class B Common Stock)
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER  (See Item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (See Item 5) *
                9,440,533 (Class A Common Stock)
                11,358,702 (Class B Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
                44.7% (Class A Common Stock)
                27.0% (Class B Common Stock)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------




----------
* Does not include options that may be exercised by Mr. Peltz within 60 days of the date of this Statement.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 4 of 14
---------------------------------------------         --------------------------

                        AMENDMENT NO. 19 TO SCHEDULE 13D


                  This Amendment No. 19 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3,1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004 and as amended by Amendment No. 18 dated June 29, 2004 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), and the Class B Common Stock, Series 1, par value $.10 per share (the "Class B Common Stock"), in each case of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

                  Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14, 15, 16, 17 and 18, all references in the Statement to "Common Stock" shall be deemed to refer to the Class A Common Stock.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 5 of 14
---------------------------------------------         --------------------------

ITEM 2.  IDENTITY AND BACKGROUND.

                  Part (a), (b), (c) and (f) of Item 2 is amended by deleting the first paragraph thereof and replacing it with the following:

                           (a), (b), (c) and (f). This Statement is being filed by Nelson Peltz ("Peltz"), and Peter W. May ("May" and together with Peltz, the "Reporting Persons") to reflect the dissolution of DWG Acquisition Group, L.P. (the "Purchaser") and related transactions. As further described in Item 3 below, Messrs. Peltz and May, the general partners of the Purchaser have, for personal estate planning purposes, dissolved the Purchaser. In connection with the dissolution, Messrs. Peltz and May have entered into a Voting Agreement (described below) in order to continue the voting arrangements between them formerly established through the Partnership Agreement with respect to the shares of Class A Common Stock and Class B Common Stock owned by the Purchaser. The Voting Agreement covers all shares of Class A Common Stock and Class B Common Stock beneficicially owned or acquired in the future by Messrs. Peltz and May, including shares of Class A Common Stock and Class B Common Stock held by Messrs. Peltz and May outside of the Purchaser that were not subject to the voting arrangements established through the Partnership Agreement with respect to the Purchaser.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Statement is amended by adding the following:

                           For purposes of personal estate planning, on July 23, 2004, Messrs. Peltz and May, as the general partners of the Purchaser, dissolved the Purchaser. In connection with such dissolution, 4,059,055 shares of Class A Common Stock

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 6 of 14
---------------------------------------------         --------------------------

         and 3,610,376 shares of Class B Common Stock owned by the Purchaser were distributed to Mr. Peltz (the "Peltz Dissolution Shares"), and 1,965,607 shares of Class A Common Stock and 1,153,058 shares of Class B Common Stock owned by the Purchaser were distributed to Mr. May (the "May Dissolution Shares"). Following these distributions, a certificate of cancellation was filed with the Secretary of State of the State of Delaware terminating the Purchaser's existence.

                           Pursuant to the Partnership Agreement, all acts and decisions of the Purchaser (including without limitation the voting of shares of Class A Common Stock and Class B Common Stock owned by the Purchaser) required the approval, consent or agreement of both Messrs. Peltz and May, as the sole general partners of the Purchaser. Messrs. Peltz and May wish to continue the voting arrangements contained in the Partnership Agreement for all shares of Class A Common Stock and Class B Common Stock owned or acquired in the future by them. Accordingly, in connection with the dissolution of the Purchaser and the distributions of shares of Class A Common Stock and Class B Common Stock described above, Messrs. Peltz and May entered into a Voting Agreement, dated as of July 23, 2004 (as amended, the "Voting Agreement"). See Item 6, below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Part (a) through (c) of Item 5 is amended by deleting the first, second and sixth paragraphs thereof.

                  Part (a) through (c) of Item 5 is amended by deleting the thirteenth through twentieth paragraphs thereof and replacing them with the following:

                           This Statement reflects the distribution of an aggregate of 200 shares of Class A Common Stock and 400 shares of Class B Common Stock to

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 7 of 14
---------------------------------------------         --------------------------

         the minor children of Mr. Peltz from the Peltz Family Limited Partnership (the "Peltz L.P."). Mr. Peltz may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock owned by his minor children. Mr. Peltz disclaims beneficial ownership of such shares.

                           Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 5,574,758 shares of Class A Common Stock and beneficially owns 1,498,333 shares of Class A Common Stock issuable upon exercise of options that he may exercise within 60 days of the date of this Statement. Mr. May directly owns and has the sole power to dispose of and the shared power to vote 2,989,109 shares of Class A Common Stock and beneficially owns 876,666 shares of Class A Common Stock issuable upon exercise of options that he may exercise within 60 days of the date of this Statement.

                           The Peltz L.P. is the beneficial owner of 23,550 shares of Class A Common Stock. By virtue of his position as general partner of the Peltz L.P., Mr. Peltz may be deemed to beneficially own the shares of Class A Common Stock owned by the Peltz L.P. Mr. Peltz disclaims beneficial ownership of such shares.

                           Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to own beneficially the 3,865,775 shares of Class A Common Stock beneficially owned by Mr. May (including options that may be exercised by Mr. May within 60 days of the date of this Statement), and Mr. May may also be deemed to own beneficially the 7,073,091 shares of Class A Common Stock beneficially owned by Mr. Peltz (including options that may be exercised by Mr. Peltz within 60 days of the date of this Statement and shares beneficially owned by the Peltz L.P.).

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 8 of 14
---------------------------------------------         --------------------------

         Accordingly, Messrs. Peltz and May may be deemed to share voting power with each other with respect to such shares of Class A Common Stock.

                           As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 10,938,866 shares of Class A Common Stock (including shares that Mr. May may also be deemed to beneficially own), representing approximately 48.4% of the outstanding shares of Class A Common Stock. Mr. May may be deemed to beneficially own an aggregate of 10,938,866 shares of Class A Common Stock (including shares that Mr. Peltz may also be deemed to beneficially own), representing approximately 48.4% of the outstanding shares of Class A Common Stock.

                           Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 6,499,898 shares of Class B Common Stock and beneficially owns 2,996,666 shares of Class B Common Stock issuable upon exercise of options that he may exercise within 60 days of the date of this Statement. Mr. May directly owns and has the sole power to dispose of and the shared power to vote 3,105,472 shares of Class B Common Stock and beneficially owns 1,753,332 shares of Class B Common Stock issuable upon exercise of options that he may exercise within 60 days of the date of this Statement.

                           The Peltz L.P. is the beneficial owner of 47,100 shares of Class B Common Stock. By virtue of his position as general partner of the Peltz L.P., Mr. Peltz may be deemed to beneficially own the shares of Class B Common Stock owned by the Peltz L.P. Mr. Peltz disclaims beneficial ownership of such shares.

                           Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to own beneficially the 4,858,804 shares of Class B Common Stock beneficially

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 9 of 14
---------------------------------------------         --------------------------

         owned by Mr. May (including options that may be exercised by Mr. May within 60 days of the date of this Statement), and Mr. May may also be deemed to own beneficially the 9,496,564 shares of Class B Common Stock beneficially owned by Mr. Peltz (including options that may be exercised by Mr. Peltz within 60 days of the date of this Statement and shares beneficially owned by the Peltz L.P.). Accordingly, Messrs. Peltz and May may be deemed to share voting power with each other with respect to such shares of Class B Common Stock.

                           As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 14,355,368 shares of Class B Common Stock (including shares that Mr. May may also be deemed to beneficially own), representing approximately 31.7% of the outstanding shares of Class B Common Stock. Mr. May may be deemed to beneficially own an aggregate of 14,355,368 shares of Class B Common Stock (including shares that Mr. Peltz may also be deemed to beneficially own), representing approximately 31.7% of the outstanding shares of Class B Common Stock.

                           Accordingly, Mr. Peltz may be deemed to beneficially own approximately 45.6% of our voting power (including the voting power of shares that Mr. May may also be deemed to beneficially own) and Mr. May may be deemed to beneficially own approximately 45.6% of our voting power (including the voting power of shares that Mr. Peltz may also be deemed to beneficially own).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER.

                  Item 6 of the Statement is amended by adding the following:

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 10 of 14
---------------------------------------------         --------------------------

                           As discussed in Item 3, above, in connection with the dissolution of the Purchaser and the distributions of shares of Class A Common Stock and Class B Common Stock described above, Messrs. Peltz and May entered into the Voting Agreement. The descriptions of the provisions of the Voting Agreement contained herein are qualified in their entirety by the actual terms of such Voting Agreement, a copy of which is filed as Exhibit 29 to this Statement and is incorporated herein by reference. Pursuant to the Voting Agreement, Messrs. Peltz and May have agreed that, at any stockholders meeting of the Company (or written consent in lieu thereof), Messrs. Peltz and May (and any of their family members or affiliates to whom they have transferred any shares of Class A Common Stock or Class B Common Stock) will not vote any shares of Class A Common Stock or Class B Common Stock beneficially owned or acquired in the future by them without the prior approval of both Messrs. Peltz and May. Both Messrs. Peltz and May may sell, give, assign or otherwise dispose of (whether by operation of law or otherwise) any and all shares of Class A Common Stock and Class B Common Stock to non-affiliates free and clear of the rights and obligations of the Voting Agreement. The Voting Agreement will be terminated on the date either Messrs. Peltz or May determines and notifies the other in writing or upon the date of the death of either Messrs. Peltz or May.

                  All of the Class A Common Stock and 2,346,000 shares of the Class B Common Stock included in the Peltz Dissolution Shares had been pledged by the Purchaser to secure the BOA Loans to Mr. Peltz and, upon the distribution of such shares to Mr. Peltz, such shares were pledged directly by Mr. Peltz to BOA to secure such loans pursuant to a Pledge and Security Agreement entered into by Mr. Peltz in favor of BOA, a copy of which is filed as Exhibit 30 to this Statement

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 11 of 14
---------------------------------------------         --------------------------

         and is incorporated herein by reference. All of the May Dissolution Shares had been pledged by the Purchaser to secure the BOA Loans to Mr. May and, upon the distribution of such shares to Mr. May, such shares were pledged directly by Mr. May to BOA to secure such loans pursuant to an amendment to a Pledge and Security Agreement entered into by Mr. May in favor of BOA, a copy of which is filed as Exhibit 31 to this Statement and is incorporated herein by reference.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 12 of 14
---------------------------------------------         --------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 23, 2004



                                        /s/ Nelson Peltz
                                        ----------------------------------
                                        Nelson Peltz


                                        /s/ Peter W. May
                                        ----------------------------------
                                        Peter W. May

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 13 of 14
---------------------------------------------         --------------------------

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT                            DESCRIPTION                PAGE NO.
-------                            -----------                --------

   1     Stock Purchase Agreement dated as of October 1,    Filed with Original
         1992 by and between the                            Statement
         Purchaser, Posner, Posner Trust and Security
         Management.

   2     Exchange Agreement dated as of October 12, 1992    Filed with Original
         between the Company and Security Management.       Statement

   3     Agreement dated as of October 1, 1992 between      Filed with Original
         the Company and the Purchaser.                     Statement

   4     Agreement of Limited Partnership of the            Filed with Original
         Purchaser dated as of September 25, 1992.          Statement

   5     Joint Filing Agreement of the Purchaser, Peltz     Filed with Amendment
         and May.                                           No. 14

   6     Memorandum of Understanding, dated January 21,     Filed with Amendment
         1993, by and between the Purchaser and             No. 2
         William A. Ehrman, individually and derivatively on behalf of SEPSCO.

   7     Letter dated January 25, 1993 from Steven Posner   Filed with Amendment
         to the Purchaser (including proposed terms and     No. 2
         conditions of Consulting Agreement to be entered into between the Company and Steven Posner).

   8     Undertaking and Agreement, dated February 9,       Filed with Amendment
         1993, executed by the Purchaser.                   No. 3

   9     Amendment No. 3 dated as of April 14, 1993 to      Filed with Amendment
         Agreement of Limited Partnership of the            No. 4
         Purchaser.

  10     Citibank Loan Documents (Exhibits and Schedule     Filed with Amendment
         omitted).                                          No. 4

  11     Republic Loan Documents (Exhibits and Schedules    Filed with Amendment
         omitted).                                          No. 4

  12     Pledge and Security Agreement, dated as of         Filed with Amendment
         April 5, 1993, between the Purchaser and           No. 5
         Citibank.

  13     Custodial Loan Documents.                          Filed with Amendment
                                                            No. 5

  14     Agreement, dated May 2, 1994 among Nelson Peltz,   Filed with Amendment
         Peter W. May and Leon Kalvaria.                    No. 6

  15     Amended and Restated Pledge and Security           Filed with Amendment
         Agreement, dated as of July 25, 1994 between       No. 6
         the Purchaser and Citibank.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 14 of 14
---------------------------------------------         --------------------------

  16     Amendment No. 1 dated as of November 15, 1992      Filed with Amendment
         to Agreement of Limited Partnership of the         No. 7
         Purchaser.

  17     Amendment No. 2 dated as of March 1, 1993 to       Filed with Amendment
         Agreement of Limited Partnership of the            No. 7
         Purchaser.

  18     Amendment No. 4 dated a January 1, 1995 to         Filed with Amendment
         Agreement of Limited Partnership of the            No. 7
         Purchaser.

  19     Amendment No. 5 dated as of January 1, 1996 to     Filed with Amendment
         Agreement of Limited Partnership of the            No. 7
         Purchaser.

  20     BOA Loan documents (Exhibits and Schedules         Filed with Amendment
         omitted).                                          No. 7

  21     Letter, dated October 12, 1998, from Messrs.       Filed with Amendment
         Nelson Peltz and Peter W. May to the Company.      No. 8

  22     Press release, issued by the Company, dated        Filed with Amendment
         October 12, 1998.                                  No. 8

  23     Letter, dated October 12, 1998, from the           Filed with Amendment
         Company to Messrs. Nelson Peltz and                No. 8
         Peter W. May.

  24     Press release issued by the Company, dated         Filed with Amendment
         March 10, 1999.                                    No. 9

  25     Amended and Restated Agreement of Limited          Filed with Amendment
         Partnership of the Purchaser, amended and          No. 11
         restated as of November 11, 2002.

  26     Pledge Agreement dated April 2, 2001, made by      Filed with Amendment
         Peltz Family Limited Partnership, in favor of      No. 13
         Bank of America, N.A.

  27     Pledge and Security Agreement dated April 2,       Filed with Amendment
         2003, made by Peter W. May, in favor of Bank of    No. 13
         America, N.A. (Schedule II omitted).

  28     Voting Agreement, dated June 26, 2004, by and      Filed with Amendment
         among Messrs. Nelson Peltz, Peter W. May and       No. 18
         Gregory H. Sachs.

  29     Voting Agreement dated July 23, 2004, between      Filed herewith
         Messrs. Nelson Peltz and Peter W. May.

  30     Pledge and Security Agreement dated July 23,       Filed herewith
         2004, made by Nelson Peltz, in favor of Bank of America, N.A. (Exhibit and Schedules omitted).

  31     Form of Amendment No. 5 to Pledge and Security     Filed herewith
         Agreement dated July 23, 2004, made by Peter
         W. May, in favor of Bank of America, N.A.
         (Schedules omitted).